BML Capital Management, LLC
65 E Cedar – Suite 2, Zionsville, IN 46077

May 7, 2025

Board of Directors
AN2 Therapeutics, Inc.
1800 El Camino Real, Suite D
Mello Park, CA 94027

c/o Eric Easom, CEO & Director

Dear Directors:

I am writing on behalf of BML Capital Management, LLC and BML Investment Partners L.P. (collectively BML), a holder of 19.1% of the shares of AN2 Therapeutics.

Given last week’s unfortunate phase 3 failure of EBO-301, the company’s lead drug and only compound currently in the clinic, BML believes strongly that the best course of action from here is a sale of the company or an orderly winddown of operations and return of cash to shareholders.

AN2’s shareholder base has turned over significantly since early 2024 when the company first warned EBO-301 was showing signs of poor efficacy in phase 2 trials. BML believes a sale of the company or a timely liquidation is a preferable course of action for most current shareholders. If the Board acts swiftly in this regard, BML believes we could receive $1.70 or more per share before assigning value, if any, to a potential CVR for the company’s pre-clinical programs.

Trying to create value by taking the company’s preclinical assets into the clinic by itself is by far the riskiest and least likely path to success. By going down this route, AN2 would join dozens of other early-stage, negative enterprise value biotech companies hoping the market eventually assigns value to its programs. With nothing in the clinic and no meaningful milestones in the next 2 years, BML believes that the odds of success here are very low, and therefore a very unwise path for the company.

BML plans to withhold its vote for all three directors at the upcoming annual meeting of stockholders and suggests other owners who prefer a timely cash return do the same. This vote will provide a referendum as to shareholder preferences on the path forward.

The AN2 Board has an easy choice here. It can pursue a strategy that quickly returns cash to shareholders or become another zombie biotech.

Regards,

Braden M Leonard

Managing Member
BML Capital Management, LLC